Exhibit 12.2

MADISON GAS AND ELECTRIC COMPANY

Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2004
(In thousands)

Earnings
Net Income	$ 32,184
Equity earnings	(4,587)
Income distribution from equity investees	3,256
Federal and state income taxes	19,521
Fixed charges	14,778
Total Earnings as Defined
$ 65,152

Fixed Charges
Interest on long-term debt	$ 11,062
Other interest	273
Interest on rentals*	814
Amortization of debt discount	516
Capitalized interest	2,113
Total Fixed Charges
$ 14,778

Ratio of Earnings to Fixed Charges	4.41x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.